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                                                                Exhibit 1.A.3(c)


                               Commission Schedule


         The selling agent who is a registered representative of New England Securities may select one of two schedules for payment of commissions and/or service fees: (1) a maximum of 50% of the Commissionable Target Premium paid in the first Policy year, a maximum of 4% of the Commissionable Target Premium paid in Policy years two through ten and a maximum of 3% there after, with a maximum commission of 3% of each payment above Commissionable Target Premium paid in any year; (2) a maximum of 50% of the Commissionable Target Premium paid in the first Policy year, a maximum of 3% of the Commissionable Target Premium paid, plus 0.05% of the Policy's cash value in Policy years two through ten, a maximum of 2% of the Commissionable Target Premium paid, plus 0.14% of the Policy's cash value in Policy years eleven through thirty, and a maximum of 2% of the Commissionable Target Premium paid, plus 0.06% of the Policy's cash value thereafter, with a maximum commission of 2% of each payment above Commissionable Target Premium paid in any year.

         Agents who meet certain NELICO productivity and persistency standards may be eligible for additional compensation. Agents may receive a portion of the general agent's expense reimbursement allowance. All or a portion of commissions may be returned if the Policy is not continued through the first Policy year. Agents receive less compensation for the sale of Policies that provide a significant portion of death benefit coverage through the use of term riders.

         New England Securities may enter into selling agreements with other broker-dealers registered under the Securities Exchange Act of 1934 whose representatives are authorized by applicable law to sell variable life insurance policies. Generally, the sales commissions and sale expenses paid to the broker-dealer on behalf of the registered representative will be equivalent to those described above on a present value basis. Selling firms may retain a portion of commissions. We may pay certain broker-dealers an additional bonus after the first Policy year on behalf of certain registered representatives, which may be up to the amount of the basic commission for the particular Policy year. We pay commissions through the registered broker-dealer, and may pay additional compensation to the broker-dealer and/or reimburse it for portions of Policy sales expenses. The registered representative may receive a portion of the expense reimbursement allowance paid to the broker-dealer.

         Because registered representatives of New England Securities are also agents of NELICO, they are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that NELICO offers, such as conferences, trips, prizes, and awards. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.